
05003705

RECD S.E.C.
FEB - 4 2005
1086

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Structured Asset Securities Corporation II — 0001202186
(Exact Name of Registrant as Specified in Charter) — (Registrant CIK Number)

Form 8-K (February 4, 2005) — 333-119328
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) — (SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant))

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

SIDLEY AUSTIN BROWN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

SIGNATURES

Filings Made by the Registrant. The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 4th, 2005.

STRUCTURED ASSET SECURITIES CORPORATION II



By: ______________________

Name: David Nass
Title: Senior Vice President

EXHIBIT INDEX

The following exhibit is filed herewith:

NY1 5658343v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS PREPARED BY LEHMAN BROTHERS INC.

for

LB-UBS COMMERCIAL MORTGAGE TRUST, SERIES 2005-C1

NY1 5658343v2

Yield Table - Bond A2

LBUBS 2005-C1
Settle as of 02/10/05

Bond Summary - Bond A2			
Fixed Coupon:	4.333	Type:	Fixed
Orig Bal:	233,000,000		
Factor:	1.0000000		
Factor Date:	01/15/05	Next Pmt:	02/15/05
Delay:	4	Cusip:	

	0 CPY	
Price	Yield	Duration
99-28	4.390	4.42
100-00	4.361	4.42
100-04	4.333	4.42
100-08	4.305	4.42
100-12	4.277	4.42
100-16	4.249	4.42
100-20	4.221	4.42
100-24	4.193	4.43
100-28	4.165	4.43
101-00	4.137	4.43
101-04	4.109	4.43
Average Life	5.03	
First Pay	12/15/09	
Last Pay	05/15/10	
Sprd/ALife/Lib	15/5.03	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	2.4174	2.7077	3.2514	3.3955	3.7160	4.1900	4.6595
Coupon			3.0000	3.0000	3.6250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	13YR	14YR	15YR	20YR	30YR
Yield	3.2300	3.6102	3.8057	3.9608	4.0960	4.2158	4.3181	4.4104	4.4927	4.5676	4.6313	4.6951	4.7432	4.7915	4.8398	4.9671	5.0391

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond XCP

LBUBS 2005-C1
Settle as of 02/10/05

Bond Summary - Bond XCP			
Fixed Coupon:	0.759	Type:	IO
Orig Not:	1,428,025,000		
Factor:	1.0000000		
Factor Date:	01/15/05	Next Pmt:	02/15/05
Delay:	4	Cusip:	

	100 CPY		100 CPY S-1:0 19:7.5 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 19:8.5 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m		100 CPY S-1:0 19:9.5 %CURR.BAL/ANN Recovery: 65 %, Recovery Lag: 12 m	
Price	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
3-20+	5.749	2.64	5.749	2.64	5.741	2.64	5.722	2.64
3-21+	5.432	2.66	5.431	2.66	5.424	2.66	5.405	2.66
3-22+	5.119	2.67	5.119	2.67	5.111	2.67	5.091	2.67
3-23+	4.810	2.69	4.810	2.69	4.802	2.69	4.783	2.68
3-24+	4.505	2.70	4.505	2.70	4.497	2.70	4.478	2.70
3-25+	4.205	2.71	4.205	2.71	4.197	2.71	4.177	2.71
3-26+	3.908	2.73	3.908	2.73	3.900	2.73	3.880	2.73
3-27+	3.615	2.74	3.615	2.74	3.607	2.74	3.587	2.74
3-28+	3.326	2.76	3.326	2.76	3.318	2.76	3.298	2.75
3-29+	3.041	2.77	3.041	2.77	3.033	2.77	3.013	2.77
3-30+	2.759	2.78	2.759	2.78	2.751	2.78	2.731	2.78
Average Life	5.41		5.41		5.41		5.40	
First Pay	01/15/06		01/15/06		01/15/06		01/15/06	
Last Pay	01/15/12		01/15/12		01/15/12		01/15/12	
Sprd/ALife/Tsy	45/5.41		45/5.41		44/5.41		42/5.40	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	2.4174	2.7077	3.2514	3.3955	3.7160	4.1900	4.6595
Coupon			3.0000	3.0000	3.6250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	13YR	14YR	15YR	20YR	30YR
Yield	3.2300	3.6102	3.8057	3.9608	4.0960	4.2158	4.3181	4.4104	4.4927	4.5676	4.6313	4.6951	4.7432	4.7915	4.8398	4.9671	5.0391

Comments:

1 ALL TO CALL

1) 100 CPY, 0 CDR
2) 100 CPY, 7.5 CDR AFTER 18 MONTHS, 35% LOSS, 12 MONTH LAG
3) 100 CPY, 8.5 CDR AFTER 18 MONTHS, 35% LOSS, 12 MONTH LAG
4) 100 CPY, 9.5 CDR AFTER 18 MONTHS, 35% LOSS, 12 MONTH LAG

The above indicative value[s] are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value[s]. Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.

Yield Table - Bond AJ

LBUBS 2005-C1
Settle as of 02/10/05

Bond Summary - Bond AJ			
Fixed Coupon:	4.877	Type:	CapWAC
Orig Bal:	106,546,000		
Factor:	1.0000000		
Factor Date:	01/15/05	Next Pmt:	02/15/05
Delay:	4	Cusip:	

	0 CPY		Pool-By-Pool Scenario Used	
Price	Yield	Duration	Yield	Duration
99-28	4.936	7.67	4.936	7.67
100-00	4.920	7.68	4.920	7.68
100-04	4.904	7.68	4.904	7.68
100-08	4.887	7.68	4.887	7.68
100-12	4.871	7.68	4.871	7.68
100-16	4.855	7.68	4.855	7.68
100-20	4.839	7.69	4.839	7.69
100-24	4.823	7.69	4.823	7.69
100-28	4.807	7.69	4.807	7.69
101-00	4.791	7.69	4.791	7.69
101-04	4.775	7.70	4.775	7.70
Average Life	9.93		9.93	
First Pay	01/15/15		01/15/15	
Last Pay	01/15/15		01/15/15	
Sprd/ALife/Lib	27/9.93		27/9.93	

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	2.4378	2.7127	3.2894	3.4228	3.7466	4.2116	4.6728
Coupon			3.1250	3.0000	3.6250	4.2500	5.3750

Lib BM	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	11YR	12YR	13YR	14YR	15YR	20YR	30YR
Yield	3.2300	3.6323	3.8328	3.9892	4.1256	4.2446	4.3443	4.4374	4.5180	4.5910	4.6523	4.7135	4.7613	4.8090	4.8567	4.9823	5.0536

Comments:

1) 0 CPR, 0 CDR
2) DEFAULT MALL DEL NORTE ON DAY 1, 50% LOSS, 12 MONTH LAG

The above indicative value(s) are as of the date indicated and do not represent actual bids or offers by Lehman Brothers. There can be no assurance that actual trades could be completed at such value(s). Discussions of the trade values in general, and firm price quotations and actual trade prices in particular, may vary significantly from these written estimated values as a result of various factors, which may include (but are not limited to) prevailing credit spreads, market liquidity, position size, transaction and financing costs, hedging costs and risks and use of capital and profit. These estimates may not be representative of any theoretical or actual internal valuations employed by us for our own purposes, may vary during the course of any particular day and may vary significantly from the estimates or quotations that would be given by another dealer. You should consult with your own accounting or other advisors as to the adequacy of this information for your purposes. As a condition for providing these estimates, you agree that Lehman Brothers makes no representation and shall have no liability in any way arising therefrom to you or any other entity for any loss or damage, direct or indirect, arising from the use of this information.